SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)

HCA Inc.

(Name of Issuer)

Voting Common Stock, $.01 par value per share

(Title of Class of Securities)

404119109

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 404119109	Page 2 of 6

(1)	NAMES OF REPORTING PERSONS AND
I.R.S. IDENTIFICATION NO. (ENTITIES ONLY):

Retirement Committee of the HCA 401(k) Plan, EPIC Healthcare Group, Inc. Profit Sharing Plan and HealthTrust, Inc. -- The Hospital Company 401(k) Retirement Program

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION: Not applicable

(5) SOLE VOTING POWER: 28,106,691
NUMBER OF
SHARES
BENEFICIALLY OWNED BY		(6) SHARED VOTING POWER: 0
EACH
REPORTING PERSON WITH
(7) SOLE DISPOSITIVE POWER: 23,106,691

(8) SHARED DISPOSITIVE POWER: 4,288,500

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 28,106,691

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES	☐

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.5%

(12)		TYPE OF REPORTING PERSON: EP

Item 1.
	(a)	Name of Issuer:

HCA Inc.

	(b)	Address of Issuer’s Principal Executive Offices

One Park Plaza Nashville, Tennessee 37203

Item 2.
	(a)	Name of Person Filing

Retirement Committee (the “Retirement Committee”) of HCA 401(k) Plan, EPIC Healthcare Group, Inc. Profit Sharing Plan and HealthTrust, Inc. – The Hospital Company 401(k) Retirement Program (collectively referred to herein as the “Plans”), as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for each of the Plans. Actions of the Retirement Committee are taken by the vote of a majority of its members. The members of the Retirement Committee at December 31, 2002 were David G. Anderson, Paul W. Rutledge, John M. Franck II, A. Bruce Moore, Jr. and Philip R. Patton. The filing of this statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement, and such beneficial ownership is hereby disclaimed on behalf of each such individual except to the extent of any such securities which may be held on behalf of any such individual as a participant in one of the Plans.

	(b)	Address of Principal Business Office or, if none, Residence

One Park Plaza Nashville, Tennessee 37203

	(c)	Citizenship

Not applicable.

	(d)	Title of Class of Securities

Voting Common Stock, $.01 par value per share

(e)	CUSIP Number

404119109

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), Check Whether the Person Filing is a:

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership

(a)	Amount beneficially owned as of December 31, 2002:

28,106,691

(b)	Percent of Class:

5.5%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 28,106,691

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 23,818,191

(iv) shared power to dispose or to direct the disposition of: 4,288,500(1)

(1)	Represents shares covered by a written trading plan adopted pursuant to Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 (the “10b5-1 Plan”) and entered into in connection with a settlement agreement for the court approved settlement of the HealthTrust v. Usher litigation (the “Court Approved Settlement”).

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All of the shares of Common Stock held by each of the Plans are held on behalf of employees and former employees of HCA Inc. and its subsidiaries who are participants in the Plans. Under the terms of each of the Plans, participants in the

Plans have the right to receive the proceeds from the sale of the shares held for their benefit by the Plans and to have dividends on such shares reinvested in the Plans. The Retirement Committee may direct the disposition of the shares held by each of the Plans only in accordance with the terms of the Plans and its fiduciary obligations under ERISA.

Proceeds from the sale of the shares pursuant to the 10b5-1 Plan are to be invested in units of the Northern Trust Short Term Investment Fund of the HealthTrust, Inc. –The Hospital Company 401(k) Retirement Program for ultimate distribution in accordance with the terms of the Court Approved Settlement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

[The remainder of this page is blank.]

Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2003

RETIREMENT COMMITTEE OF THE HCA 401(k) PLAN, EPIC HEALTHCARE GROUP, INC. PROFIT SHARING PLAN AND HEALTHTRUST, INC. – THE HOSPITAL COMPANY 401(K) RETIREMENT PROGRAM

By: /s/ A. Bruce Moore, Jr. Name: A. Bruce Moore, Jr.
Title: Chairman of the Retirement Committee